July 27, 2012

Mr. Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	W. P. Carey Inc.

Amendment No. 4 to the Registration Statement on Form S-4

Filed June 28, 2012

File No. 333-180328

Dear Mr. Dang:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”), W. P. Carey & Co. LLC (“W. P. Carey”) and Corporate Property Associates 15 Incorporated (“CPA®:15”) in response to the comments that you orally provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 20, 2012 (the “Comments”). The responses to the Staff’s comments are set forth below. For ease of presentation, a summary of the Comments is included below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-180328) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Joint Proxy Statement/Prospectus (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4 as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3 to the Joint Proxy Statement/Prospectus on June 28, 2012.

W. P. Carey’s Reasons for the Merger and the REIT Conversion and the W. P. Carey Merger, page 65

1.	The Staff references prior Comment 1 (from the June 22, 2012 comment letter) and, in particular, the last sentence in its comment. The Staff does not believe that the last sentence of its prior Comment 1 was adequately addressed, and, accordingly, re-issues that aspect of its prior Comment 1.

Response: Additional disclosure has been added on pages 65 and 91 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 27, 2012

Page Two

Opinion of Financial Advisor to W. P. Carey, page 70

2.	BofA Merrill Lynch observed FFO multiples of 6.6x to 17.9x and AFFO payout ratios of 40% to 88%. BofA Merrill Lynch applied a FFO multiple of 13.0x to 15.0x and AFFO payout ratios of 80% to 90%. Please explain why BofA Merrill Lynch excluded the lower range of the observed ratios and instead, relied on the higher range? Quantify, if possible, the impact of using the higher multiples.

Response: With respect to the portion of the Staff’s comment regarding the selection of the FFO multiple range and AFFO payout ratios, disclosure has been added on pages 73 and 74 in response to the Staff’s comment. With respect to the portion of the Staff’s comment to quantify the impact of using higher multiples, the Company respectfully advises the Staff that it does not believe it is possible to quantify such impact since that was not part of the analyses performed by BofA Merrill Lynch and considered by the W. P. Carey board of directors.

3.	How did the estimates for 2012 compare with the historical 2011 figures for CPA 15? Please provide an explanation.

Response: The Company respectfully believes that the explanation requested by the Staff above has been provided on page 91 in response to a prior Staff comment. Accordingly, no changes have been made in Amendment No. 4.

In responding to the Staff’s comments, W. P. Carey, W. P. Carey Inc. and CPA®:15 each acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

U.S. Securities and Exchange Commission

July 27, 2012

Page Three

Very truly yours,

/s/ Trevor P. Bond
Trevor P. Bond

cc:	Paul Marcotrigiano, Esq.

W. P. Carey & Co. LLC

Christopher P. Giordano, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Audrey S. Leigh, Esq.

Clifford Chance US LLP